ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-156695
Dated October 29, 2009

UBS AG
Media Relations
Kelly Smith
Tel: +1-212-882-5699

www.ubs.com

Media release	October 29, 2009
UBS Announces New Commodity ETN linked to the Dow Jones UBS Commodity Index
New York, October 29, 2009 — UBS Investment Bank announced today that it has expanded its UBS E-TRACS Exchange Traded Notes (ETNs) platform by adding a new ETN linked to the Dow Jones-UBS Commodity Index. The new note called UBS E-TRACS Dow Jones-UBS Commodity Index Total Return (DJ-UBSCI TR) began trading today on NYSE Arca under the ticker symbol, DJCI.
The DJ-UBSCI TR is UBS’s first ETN linked to the Dow-Jones UBS Commodity Index, which UBS purchased from AIG in May 2009. The DJ-UBSCI TR measures collateralized returns from a diversified basket of 19 commodity futures contracts from sectors spanning energy, precious metals, industrial metals, grains and livestock.
“This new note linked to the Dow Jones-UBS Commodity Index offers clients easy accessibility to a variety of hard to access commodities at a very compelling price,” said Christopher Yeagley, Managing Director and US Head of Equity Structured Products. “We are thrilled to be able to add the UBS E-TRACS Dow Jones-UBS Commodity Index Total Return to our stable of ETNs.”
ETNs are primarily used as access products, combining exposure to various markets such as commodities with the investment ease of listed securities. UBS E-TRACS belong to an innovative class of investment products offering access to markets and strategies that had not previously been readily available to individual investors.
“UBS E-TRACS offer unique diversification opportunities in a number of commodity sectors, and with the addition of the DJ-UBS Commodity Index to the platform, we now can give access to both of our highly successful

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commodity indexes, the Dow Jones-UBS Commodity Index and the UBS Bloomberg Constant Maturity Commodity Index,” said Yeagley.
UBS’s 10 existing E-TRACS ETNs track the performance of various UBS Bloomberg CMCI indexes, like platinum, silver, gold, livestock, food, etc, and are traded like any other security on NYSE Arca. UBS E-TRACs are senior unsecured notes issued by UBS AG, and can be bought and sold through a broker or financial advisor. For more information about UBS E-TRACs, please visit www.ubs.com/e-tracs.
The contents of any website referred to in this free writing prospectus are not part of, or incorporated by reference in, this free writing prospectus. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387-2275).
About UBS
Headquartered in Zurich and Basel, Switzerland, UBS is one of the world’s leading financial firms. It serves a discerning, international client base with its wealth management, investment banking and asset management businesses. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 38% of its employees working in the Americas, 34% in Switzerland, 15% in the rest of Europe and 13% in Asia Pacific. UBS employs more than 75,000 people around the world. Its shares are listed on the SIX Swiss Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

Inquiries:	Kelly Smith of UBS at +1-212-882-5699 or kelly.smith@ubs.com
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